

Mail Stop 3561

August 21, 2008

Mr. William T. Foley
President
ESCO, Inc.
10330 Regency Parkway Dr., Suite 100
Omaha, NE 68114

   Re: ESCO, Inc.
     Form 10-KSB for the Year Ended December 31, 2007
     Filed April 15, 2008
     File No. 0-51929

Dear Mr. Foley:

   We reviewed your response letter dated August 20, 2008 to our comment letter dated July 22, 2008, and have the following comments. We have limited our review of your filing to those disclosures we have addressed in our comments regarding Item 8A(T) and signatures. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   We note in your proposed amendment to Form 10-KSB that your management has again concluded disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 22, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **reported** within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the filing to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

Also, we note that certification of your Principal Executive and Principal Financial Officer included as Exhibit 31.1 to the proposed amendment does conform exactly to the exact certification in Item 601(b)(31) of Regulation S-B. Please revise to specifically address the following:

- Delete the word "annual" in paragraphs 2, 3, 4(a), 4(c) and 4(b) where to refer to annual report;
- Replace "registrant" with "small business issuer" in paragraphs 4(d) and 5(b); and
- Include the appropriate introductory language in paragraph 5. Specifically include the phrase "The small business issuer's other certifying officer(s) and" at the beginning of the paragraph.

In addition, the proposed amendment appears to be signed on your behalf by William T. Foley. However, the report does not appear to be signed on your behalf by William T. Foley in his capacities as director, principal executive officer, principal financial officer, controller or principal accounting officer and by at least the majority of the board of directors. Please revise to include the signatures required by Form 10-KSB. Refer to General Instruction C.2. and the second signature section of Form 10-KSB for guidance.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 if you have any questions regarding our comments. In his absence, you may contact me at (202) 551-3344.

Sincerely,

William Thompson
Accounting Branch Chief